U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________


                                    FORM 11-K


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
      EXCHANGE ACT OF 1934 (No Fee Required)

      For the fiscal year ended December 31, 2003

                                       or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (No Fee Required)

      For  the  transition  period  from  ______________  to  ______________


                         Commission File Number 1-12432


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           American Power Conversion Corporation Consolidated 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      American Power Conversion Corporation
                              132 Fairgrounds Road
                       West Kingston, Rhode Island  02892

                              REQUIRED INFORMATION



A.  Financial Statements and Schedules                               Page

      Report of Independent Registered Public Accounting Firm          5

      Statements of Net Assets Available for Plan Benefits
       as of December 31, 2003 and 2002                                6

      Statements of Changes in Net Assets Available for Plan
       Benefits for the Years Ended December 31, 2003 and 2002         7

      Notes to Financial Statements                                   8-14

      Schedule I  - Schedule of Assets Held for Investment
                    Purposes as of December 31, 2003                   15



B.  Exhibit Listing

      Exhibit
      Number     Description

      23         Consent of Independent Registered Public Accounting Firm 16






                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         AMERICAN POWER CONVERSION CORPORATION CONSOLIDATED 401(K) PLAN
                                 (Name of Plan)




By: American Power Conversion Corporation, Plan Administrator




By:        /s/ Donald M. Muir
-------------------------------------------------
Donald M. Muir,
Senior Vice President, Finance and Administration,
and Chief Financial Officer


June 28, 2004

                      AMERICAN POWER CONVERSION CORPORATION
                             CONSOLIDATED 401(K) PLAN

                       Financial Statements and Schedules

                           December 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

		      AMERICAN POWER CONVERSION CORPORATION
                            CONSOLIDATED 401(K) PLAN
                           December 31, 2003 and 2002


                                Table of Contents



                                      				Page

Report of Independent Registered Public Accounting Firm            5

Statements of Net Assets Available for Plan Benefits               6

Statements of Changes in Net Assets Available for Plan Benefits    7

Notes to Financial Statements                                 8 - 14

Schedule

1 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)  15

Note: Certain schedules as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

             Report of Independent Registered Public Accounting Firm


The Consolidated 401(k) Plan Committee
American Power Conversion Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the American Power Conversion Corporation Consolidated 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the
American Power Conversion Corporation Consolidated 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2003, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


					/s/ KPMG LLP




Providence, Rhode Island
May 28, 2004



		      AMERICAN POWER CONVERSION CORPORATION
                            CONSOLIDATED 401(K) PLAN

		Statements of Net Assets Available for Plan Benefits

			   December 31, 2003 and 2002


                                                   	      2003         2002
Cash                                       	           $34,600       $8,113
Receivables:
  Employer's contribution                                  290,119      214,376
  Accrued income                                            30,016       29,341
  Participants' contributions                                    -       12,675

                                                           354,735      264,505

Investments (note 3):
  American Power Conversion Corporation common stock   145,042,318   14,654,355
  Investments in common/collective trusts:
     Merrill Lynch Equity Index Trust 1      		 3,347,376    1,771,796
     Merrill Lynch Retirement Preservation Trust  	 3,347,726    2,077,141

                                           	       151,737,420   18,503,292


  Mutual Funds:
     Merrill Lynch Equity Dividend Fund Class 1          2,618,186    1,491,132
     Merrill Lynch Fundamental Growth Class 1   	 4,059,880    2,416,310
     Massachusetts Investors Growth Stock Fund Class A   3,262,392    2,065,983
     Pimco Total Return Fund Class A       		 2,675,646    1,593,483
     MFS New Discovery Fund Class A        		 2,831,099    1,419,109
     Ariel Fund                            		 2,563,063      828,599
     Templeton Foreign Fund                		 2,865,631    1,564,861
     Merrill Lynch Basic Value Fund Class 1   		 4,249,914    2,471,324

                                               		25,125,811   13,850,801

   Loans to participants                      		 1,269,204      677,545

             Total investments                         178,132,435   33,031,638
             Net assets available for plan benefits   $178,487,170  $33,296,143



See accompanying notes to financial Statements.


		      AMERICAN POWER CONVERSION CORPORATION
                            CONSOLIDATED 401(K) PLAN

	   Statements of Changes in Net Assets Available for Plan Benefits

		      Years ended December 31, 2003 and 2002


							     2003         2002

Additions (deductions) to net assets attributed to:
  Investment income (loss):
     Net realized gains (losses)                       $4,479,224     $(523,374)
     Net unrealized gains (losses)                     50,812,366    (2,168,044)
     Interest                                              48,850        45,001
     Dividends                                            971,284       354,523

                                                       56,311,724    (2,291,894)
 Contributions:
     Participants                                       6,993,274     5,849,578
     Employer                                           3,754,420     3,256,767

                                                       10,747,694     9,106,345

 Transfers in (note 1)                                 83,333,837             -

             Total additions                          150,393,255     6,814,451

Deductions from net assets attributed to:
  Distributions paid to participants                    5,196,842     2,200,626
             Total deductions                           5,196,842     2,200,626
             Net increase prior to other              145,196,413     4,613,825

Other                                                      (5,386)      (14,680)

             Net increase in net assets available
                 for benefits                         145,191,027     4,599,145

Net assets available for benefits:
 Beginning of year                                     33,296,143    28,696,998

 End of year                                         $178,487,170   $33,296,143


See accompanying notes to financial statements.

		      AMERICAN POWER CONVERSION CORPORATION
                            CONSOLIDATED 401(K) PLAN

		          Notes to Financial Statements

			   December 31, 2003 and 2002



 (1) Description of Plan

   The following brief description of the American Power Conversion Corporation Consolidated 401(k) Plan (the Plan) provides only general information.
   Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   In December 2002, the board of directors of the Company voted to merge the assets of the American Power Conversion Employee Stock Ownership Plan (ESOP) into the American Power Conversion Corporation 401(k) Plan during the 2003 Plan year. During May 2003, the participants of the ESOP were notified of the anticipated merger. On July 1, 2003, the assets of the ESOP totaling $83,333,837 were transferred to the Plan.

   Effective July 1, 2003, the Company amended and restated the Plan in its entirety to reflect the merger of the ESOP and renamed the Plan as the American Power Conversion Corporation Consolidated 401(k) Plan.

    (a) General

       The Plan is a qualified defined contribution plan covering American Power Conversion Corporation (the Company) employees who have completed at least 30 days of service with the Company. The Plan covers all U.S. employees working for the Company and the Participating Affiliates, APC America, Inc., APC Sales and Service Corporation, Systems Enhancement Corporation, APC DC Network Solutions, Inc. and ABL Electronics Corp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    (b) Contributions

       An employee may elect to contribute pre-tax savings subject to a maximum of 80% of annual compensation or the dollar limit established by the IRS ($12,000 for 2003 and $11,000 for 2002), whichever is less. In 2003, contributions were also limited to a maximum of 15% of compensation per pay period. The Company may match this salary savings contribution at a rate of up to 100% of the first 3%, and up to 50% of the next 3% of the
  	 participant's salary and bonus compensation, excluding commissions, incentive compensation, taxable fringe benefits, moving expenses, auto and other allowances, and disqualifying dispositions of Company stock. A maximum  of  6%  per  participant contributions are subject  to  employer
       match.   The   Company   may   also  make  discretionary   profit-sharing
       contributions to the Plan. All employer matching and profit-sharing contributions are deposited to the American Power Conversion Corporation Common Stock Fund. Additional deferrals, "catch-up contributions", are available for eligible participants aged 50 or over at the end of the
       Plan   year  ($2,000  for  2003  and  $1,000  for  2002).  The   catch-up
       contributions are not eligible for 401(k) matching.

       There were no discretionary contributions made for the 2003 or 2002 Plan year.

    (c) Vesting

       Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions. Participants are immediately vested in employer matching contributions and the related earnings. However, any discretionary (profit-sharing) contributions vest on a schedule of 25% after 2 years of service, and an additional 25% per year thereafter until 100% vesting is reached after 5 years of service.

    (d) Loans to Participants

       Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. The minimum loan amount is $1,000 and participants may borrow the lesser of 50% of their vested account balance or $50,000. Interest on loans is charged at the prevailing commercial interest rate for loans of a similar type (prime plus 1%) with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. A participant may not have more than one loan outstanding at any time.

    (e) Payment of Account Balances

       Upon termination from the Plan, a participant's vested accrued balance in his or her account shall be distributed, as a single lump-sum payment. Distributions may also be made in cash or in kind, or part cash and part in kind.

    (f) Hardship Withdrawal

       The Plan provides for hardship withdrawals, as defined by the Plan, from the participant's account. Participants who take a hardship withdrawal must be suspended from contributing to the Plan for a period of 6 months following the date of the withdrawal.

    (g) Forfeitures

       Prior to the merger of the ESOP and Plan, forfeitures related to discretionary contributions were allocated to remaining participants in the succeeding plan year in the ratio that the compensation of each participant for the plan year bears to the total compensation of all participants entitled to share in the contributions so long as the forfeiture allocation group meets the requirements of Code
       Section 410(b). If the forfeiture allocation group does not meet the requirements of Code Section 410(b), then the trustee shall allocate nonhighly compensated participants in the forfeiture allocation group an amount in the ratio that such compensation of each nonhighly compensated participant in the group bears to the total compensation of all nonhighly compensated participants. No forfeiture allocations are made to highly compensated employees.

       Subsequent to the merger of the ESOP and Plan, forfeitures are utilized to: (i) reinstate previously forfeited account balances of former participants; (ii) satisfy administrative expenses; and (iii) reduce subsequent company contributions.

(2) Summary of Significant Accounting Policies

    (a) Basis of Presentation

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    (b) Investments

       Investments are stated at aggregate fair market values. Loans are  valued
	 at cost, which approximates fair value. Quoted market prices are used to value investments.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.


    (c) Expenses

       All expenses of the Plan are paid by the Company in accordance with the Plan agreement, with the exception of loan set-up fees, which are paid by each participant receiving a loan, and are paid out of the participant's account. In 2003 and 2002, administrative expenses are included in the "Statement of Changes in Net Assets Available for Plan Benefits" under the heading "Other".

    (d) Payment of Account Balances

       Distributions are recorded when paid.

(3) Investments

   The Plan's investments are held in trust and managed by Merrill Lynch. Participants may direct employer and employee contributions into any of the investment options listed below. The following table summarizes the investments held by Merrill Lynch at December 31, 2003 and 2002. Investments representing 5% or more of net assets available for plan benefits are indicated by an asterisk (*).


                                       2003               	 2002
                             Number of     Fair Market  Number of    Fair Market
                               shares         value       shares        value
American Power Conversion
 Corporation common stock
 (note 4)                    5,920,095    $145,042,318*   967,284   $14,654,355*
Merrill Lynch Equity Index
 Trust 1                        41,644       3,347,376     28,281     1,771,796*
Merrill Lynch Retirement
 Preservation Trust          3,347,726       3,347,726  2,077,141     2,077,141*
Merrill Lynch Fundamental
 Growth Fund Class 1           245,162       4,059,880    187,166     2,416,310*
Pimco Total Return Fund
 Class A                       249,827       2,675,646    149,342     1,593,483
MFS New Discovery Fund
 Class A		       184,436       2,831,099    124,157     1,419,109
Ariel FUnd                      56,805       2,563,063     23,513       828,599
Merrill Lynch Equity
 Dividend Fund Class 1         208,123       2,618,186    147,345     1,491,132
Templeton Foreign Fund         269,326       2,865,631    188,311     1,564,861
Massachusetts Investors
 Growth Stock Fund Class A     288,197       3,262,392    223,833     2,065,983*
Merrill Lynch Basic Value
 Fund Class A                  139,068       4,249,914    105,793     2,471,324*




   A brief description of each current fund's investment objective follows:

       Merrill Lynch Equity Index Trust 1 invests primarily in a portfolio of equity securities designed to match the performance of the S&P 500 Index.

       Merrill   Lynch   Retirement  Preservation   Trust   seeks   to   provide
       preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds.

       Merrill Lynch Equity Dividend Fund Class 1 provides shareholders with long-term total return by investing primarily in a diversified portfolio of dividend-paying common stocks that yield more than the S&P 500 Index. Total return is the aggregate of income and capital value changes.

       Merrill Lynch Fundamental Growth Fund Class 1 seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

       Massachusetts Investors Growth Stock Fund Class A seeks to provide long-term growth of capital and future income rather than current income. The fund may invest up to 50% of its total assets in foreign securities, including securities of issuers located in developing markets.

       Merrill Lynch Basic Value Fund Class 1 seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

       Templeton Foreign Fund seeks to achieve long-term capital growth through a flexible policy of investing in the equity and debt securities of companies and governments outside the U.S. Although the Fund primarily invests in common stocks, it also may invest in preferred stocks and certain debt securities, rated or unrated.

       Pimco Total Return Fund Class A seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 65% of its total assets in a diversified portfolio of fixed-income securities of varying maturities.

       MFS New Discovery Fund Class A seeks capital appreciation by investing at least 65% of its total assets in U.S. or foreign companies that Fund management believes offer superior prospects for growth.

       Ariel   Fund  seeks  long-term  capital  appreciation  by  investing   in
       companies with market capitalization primarily under $1.5 billion at the time of investment, with an emphasis on small-cap stocks.

   American Power Conversion Corporation common stock is offered to Plan participants as an additional investment option. Merrill Lynch purchases the shares in the open market at the time employee contributions are received. The timing of all stock transactions is subject to the availability of American Power Conversion Corporation common stock on the open market, and prices are set by the market.

(4) Nonparticipant-Directed Investments

   The employer matching contribution is entirely directed to purchasing shares of common stock of American Power Conversion Corporation. However, the participant may reallocate this investment to any of the other funds in the Plan restricted only by the closed employee stock trading periods. Furthermore, employees may elect to direct a portion of their 401(k) contribution towards purchasing shares of common stock of American Power Conversion Corporation.

   Information about the net assets and the components of the changes in net assets relating to shares of common stock of American Power Conversion Corporation and the related employer contribution receivable is as follows:


                                                          December 31,
                                                     2003             2002
Net assets:
  American Power Conversion Corporation

   common stock					$145,332,595      $14,869,402

Changes in net assets:
  Contributions                                   $4,358,652       $3,871,791
  Net realized (losses) gains                      4,249,188          (92,095)
  Net unrealized gains                            46,116,530        1,131,590
Benefits paid to participants                     (3,860,797)        (834,268)
Interest on outstanding participant loans              7,903            6,528
Dividends                                            625,171                -
Other                                                   (485)               -
Net interfund transfer out                        (4,451,265)      (1,075,837)
Transfer in from ESOP                             83,333,837                -
Loan repayments                                       84,459           50,499
              Increase in net assets            $130,463,193       $3,058,208




(5) Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be fully vested in their accounts.

(6) Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
   (IRC).

(7) Related-Party Transactions

   Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(8) Realized/Unrealized Gains and Losses

   Net realized and unrealized gains (losses) by investment type for the year ended December 31, 2003 and 2002 were comprised of the following:

                                         2003                      2002
                                 Realized    Unrealized    Realized    Unrealized
Common stocks                  $4,249,188   $46,116,530    $(92,095)   $1,131,590
Common/collective trusts           16,910       628,797    (400,551)     (395,003)
Mutual funds                      213,126     4,067,039     (30,728)   (2,904,631)

          Total                $4,479,224   $50,812,366   $(523,374)  $(2,168,044)

								       SCHEDULE 1

			AMERICAN POWER CONVERSION CORPORATION
                         CONSOLIDATED 401(K) PLAN

	    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

				  December 31, 2003


Identity of issuer,
 borrower, lessor,                                                  		  Current
 or simialar party          Description of Investment	              Cost         Value

*American Power COnversion
  Corp.                      Common Stock                        $34,054,586  $145,042,318
*Merrill Lynch               Equity Index Trust 1                  2,718,580     3,347,376
*Merrill Lynch               Retirement Preservation Trust         3,347,726     3,347,726
*Merrill Lynch               Fundamental Growth Fund Class 1       3,276,466     4,059,880
  Massachusetts              Investors Growth Stock Fund Class A   2,763,115     3,262,392
  Templeton                  Foreign Fund                          2,328,507     2,865,631
  Pimco                      Total Return Fund Class A             2,686,801     2,675,646
  MFS                        New Discovery Fund Class A            2,266,074     2,831,099
  Ariel                      Ariel Fund                            2,175,613     2,563,063
*Merrill Lynch               Basic Value Fund Class 1              3,371,818     4,249,914
*Merrill Lynch               Equity Dividend Fund Class 1          2,173,762     2,618,186

*Loans to participants       Various loans with interst rates
  (201 loans)                 of 5.00% to 10.5%                            -     1,269,204

                                                                              $178,132,435


*Indicates a party-in-interest to the Plan.


See accompanying independent auditors' report.

                                                                    Exhibit 23



		CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




The Board of Directors
American Power Conversion Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 33-25873, 33-54416, 333-32563,
333-78595, 333-80541, 333-80569 and 333-91994) on Form S-8
and (No. 333-107559) on Form S-3 of American Power
Conversion Corporation of our report dated May 28, 2004, relating to the statements of net assets available for plan benefits of the American Power Conversion Corporation Consolidated 401(k)Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedule, which report appears in the December
31, 2003 annual report on Form 11-K of the American Power Conversion Corporation Consolidated 401(k) Plan.

                         /s/ KPMG LLP

Providence, Rhode Island
June 25, 2004